

April 2, 2012

Via E-mail
James E. Skinner
Chief Financial Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, TX 75201

> **Re:** **Neiman Marcus, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2011**
> **Filed September 21, 2011**
> **File No. 333-133184-12**

Dear Mr. Skinner:

We have reviewed your response dated March 26, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 30, 2011

Note 1. Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Goods Sold, page F-10

1.   We note your response to prior comment 1 and that you will disclose that amounts are removed from inventory and charged to cost of goods sold at average cost. Please explain in greater detail how you value your inventory at the lower of cost or market at reporting period end by applying retail markdown adjustments. Please include in your response an example illustrating your determination of the cost-to-retail ratio and your ending inventory.

Estimates and Critical Accounting Policies, page F-9

Gift Cards, page F-14

2.   We note your response to prior comment 2. It is not apparent that the additional disclosure we requested is immaterial to understanding your financial statements. In this regard, gift card breakage as a percentage of your earnings (loss) before taxes was over 20% and 3%, respectively for fiscal year ended July 31, 2010 and July 30, 2011. Further, we note your disclosure on page 5 that InCircle loyalty program members accumulate points for qualifying purchases which are redeemed for gift cards when specified levels are met and 35% of your total revenues during each of the last two calendar years were generated by these InCircle loyalty program members. Given these factors, please provide the disclosure in future filings as previously requested.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Nelson A. Bangs